UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

31 July 2015
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc

31st July 2015

Pursuant to paragraph 9.6.13 of the Listing Rules, CRH plc hereby notifies the following in relation to Ms. Rebecca McDonald, who has been appointed a Director of the Company with effect from 1st September 2015:

(a) in the last five years Ms. McDonald has been a director of the following publicly quoted companies:

            Current:

            Aggreko PLC
            ITT Corporation
            Veresen, Inc.

            Past:

            Granite Construction, Inc.

(b) there are no details requiring disclosure for Ms. McDonald under paragraph 9.6.13 (2) to (6).

Contact:

Neil Colgan
Company Secretary
Tel: +353 1 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 31 July 2015

By:___/s/Maeve Carton___
M. Carton
Finance Director